PPL Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.5151 http://www.pplweb.com

May 9, 2006

Mr. Jim Allegretto
Senior Assistant Chief Accountant
Mail Stop 3561
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	PPL Corporation
PPL Electric Utilities Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 1-11459 and 1-905

Dear Mr. Allegretto:

In response to your letter of April 17, 2006, regarding the referenced filings, PPL Corporation, PPL Energy Supply, LLC and PPL Electric Utilities Corporation (collectively “PPL”) are providing the following information to address your comments. Each of your comments has been reprinted in bold type and is followed by the response of PPL.

Form 10-K for Fiscal Year Ended December 31, 2005

Combined Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies - General - Regulation

1.
Your existing disclosure suggests all regulatory assets are earning a return. If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to paragraph 20 of SFAS 71.

At December 31, 2005 and 2004, PPL had regulatory assets of $1,444 million and $1,727 million. Included in these amounts at December 31, 2005 and 2004 are recoverable transition costs of $1,165 million and $1,431 million, respectively, which are earning a current return and $250 million and $276 million, respectively, of taxes recoverable through future rates.

Taxes recoverable through future rates represent the portion of future income taxes that will be recovered through future rates based upon established regulatory practices. Accordingly, this regulatory asset is recognized when the offsetting deferred tax liability is recognized. In accordance with SFAS 109, “Accounting for Income Taxes,” this regulatory asset and the deferred tax liability are not offset for general-purpose financial reporting; rather, each is displayed separately.   Since this regulatory asset does not represent cash tax expenditures already incurred by PPL, PPL does not consider this regulatory asset to represent costs that are being recovered without a return on investment.  This regulatory asset is expected to be recovered over the period that the underlying book-tax timing differences reverse and the actual cash taxes are incurred. Based on the average remaining life of the company’s regulated book depreciable assets that give rise to the timing difference, this period is approximately 45 years.

The remaining regulatory assets, representing 2% and 1%, respectively, of total regulatory assets, do not earn a return and are as follows at December 31 (dollars in millions):

	2005	2004

Storm restoration costs - Hurricane Isabel	$10	$11

Costs associated with severe ice storms - 2005	12

Other	7	9

	$29	$20

PPL Electric deferred the storm restoration costs associated with the September 2003 Hurricane Isabel based on assessment of a PUC order of January 2004. The costs are being recovered through customer distribution rates, and are being amortized over ten years effective January 1, 2005.

A portion of the costs associated with severe ice storms in PPL Electric's service territory in January 2005 has been deferred based on an assessment of an order issued by the Pennsylvania Public Utility Commission (PUC) on August 26, 2005. These costs are being amortized over ten years, and the ratemaking treatment of any unamortized portion of these costs will be addressed in PPL Electric's next distribution base rate case. PPL believes that there is a reasonable basis for recovery of the remaining portion of these costs because PPL Electric has successfully recovered similar storm cost deferrals in prior rate filings.

The remainder of the regulatory assets included in “Other” will be recovered through 2013.

PPL will disclose whether a particular regulatory asset is earning a rate of return and the anticipated recovery period in its annual filings for future periods. However, to the extent that there are significant changes in regulatory assets during the year, those changes will be disclosed in future quarterly filings, along with additional disclosure as to whether those assets are earning a return.

Note 1. Summary of Significant Accounting Policies - Long-Lived and Intangible Assets - Depreciation

2.
We note you changed the useful lives of certain generation plants and meters during 2005. Please explain how you concluded it was appropriate to increase the useful lives of certain generation plants. If the change was a direct result of the significant planned environmental expenditures, please explain how that event resulted in extended lives. Furthermore, please explain why the final regulatory outcome published by Ofgem resulted in a reduction in the remaining depreciable lives of existing meter stock. In this regard, please tell us whether you tested the meters for impairment under SFAS 144 and, if so, tell us the results of such test. Finally, tell us the effective date of the change in useful lives of the meters and whether it preceded the extension in generation plant.

Generation Plants

In 2003, PPL formalized a policy to review the useful lives of its generation plants at least every five years. This review, however, may be performed more often if significant economic or operational events affect the estimated useful life of a plant. Prior to the formalization of the policy, the last such reviews took place in 2000. Accordingly, the useful lives of certain generation plants were reviewed in 2005. Engineers on the staff of PPL Generation performed studies of the operating condition of the major components of the plants owned by PPL. As part of these studies, a recommendation was prepared as to the estimated remaining useful lives of the plants. These studies were the basis for any changes to the estimated useful lives of the plants. These studies coincided with PPL’s plans to make major environmental-related and capacity expansion capital investments at various generating plants; primarily the installation of pollution control equipment. Part of the rationale for making these significant investments was the belief that various generating plants would have a longer life than had been previously estimated. The actual studies that were performed fully supported management’s decision to make the major environmental capital investment.

The effective date of the change in the useful lives of Montour Units 1 and 2 and Brunner Island Unit 3 was January 1, 2005. The effective date of the change in the useful lives of other Eastern fossil-fuel and hydroelectric generation plants, including Brunner Island Units 1 and 2 and Martins Creek Units 3 and 4, was July 1, 2005.

Meters

Prior to April 1, 2005, metering assets were part of WPD’s regulated distribution business and, as such, their costs were recovered through regulated Distribution rates. As part of the latest five-year Distribution Price Control Review effective April 1, 2005, the Office of Gas and Electricity Markets (Ofgem), in order to encourage more competition in the unregulated metering business, determined that WPD (along with other regulated distribution companies in the United Kingdom (U.K.)) should establish a separate metering activity. Although still part of the regulated legal entities, the metering activities would no longer be classified as part of their regulated distribution businesses.

Ofgem required an asset transfer out of the regulated distribution activity to the metering activity (both within the same legal entity) at the depreciated current replacement cost of metering assets, based on the remaining certified life of the assets. Certification relates to the maximum period that a meter can be in use before it requires recertification. Following this transfer, the regulated distribution business would continue to receive a regulatory allowance for any stranded metering asset costs following their transfer to the metering activity. The full value of the meters can still be recovered either through the new metering charges (on the depreciated current replacement cost transferred) or through the distribution activity regulatory allowance for the cost in excess of that transferred. Although the change in useful life is a triggering event, as noted in paragraph 8(f) of SFAS 144, recoverability of the carrying amount of the meters was not impacted due to this stranded cost recovery mechanism; therefore, any further impairment review was not deemed to be necessary.

Regarding the economic lives of meters:

•	WPD assessed the remaining life of existing metering assets at April 1, 2005, to be equivalent to the aggregate average remaining certified life of the meters, which was 9.3 years.

•
All new meter capital expenditures have now been assigned a life of 19 years, which is one year short of the certified life of the majority of meters. Previously, the economic life of meters was assessed at 40 years, because it was economic to refurbish a large proportion of meters and, thus, the majority lasted for two certification periods. Due to significant improvements in technology, the cost of meters has fallen substantially, making it uneconomic to refurbish the majority of meters.

The effective date of the change in the lives of meters was April 1, 2005.

Note 1. Summary of Significant Accounting Policies - Long-Lived and Intangible Assets - Asset Impairment

3.
Given the International Delivery segment's net income for the last 3 years, please explain why PPL Global has foreign net operating loss carryforwards for 2004 and 2005. On a related matter, with respect to the reporting unit encompassing PPL Global, tell us whether such reporting unit passed the first step of the goodwill impairment test. In this regard, tell us the fair value of the reporting unit as compared to its carrying value. We may have further comment.

Foreign Net Operating Loss Carryforwards

PPL Global’s net operating loss carryforwards are derived from entities in its Chilean operations that do not currently have operating income. Chilean income tax law does not permit the filing of consolidated income tax returns, and these net operating losses cannot be utilized by other profitable Chilean affiliates. PPL Global has recorded valuation allowances against the related deferred tax asset for the amount of the net operating losses that more likely than not will not be utilized.

Goodwill Impairment Test

There are two reporting units that make up the International Delivery Segment - Latin America and Europe. As discussed in “Application of Critical Accounting Policies” in PPL’s 2005 Form 10-K, none of PPL’s reporting units failed step one of the goodwill impairment calculation. The Latin American reporting unit’s carrying value was $500 million, and its fair value was $626 million. The European reporting unit’s carrying value was $972 million, and its fair value was $1,011 million.

Note 11. Stock-Based Compensation

4.	Please tell us the time period over which you compute volatility and explain why volatility decreased significantly in 2005.

PPL grants stock options to a limited group of its senior executives. In 2005, less than 40 individuals were granted approximately 1.6 million options. These options will have a $4 million impact on net income over the vesting period. Therefore, changes in volatility will have minimal impact on net income.

PPL uses historical volatility to value its stock options by using the Black-Scholes option pricing model. Although PPL’s stock option grants have minimal impact on net income, beginning in 2005, in conjunction with the issuance of SFAS 123 (revised 2004), "Share-Based Payment," which is known as SFAS 123(R), and Staff Accounting Bulletin No. 107, "Share-Based Payment," PPL reconsidered the volatility assumption. SFAS 123(R) provides guidance that assumptions should be based on historical experience but “modified to reflect ways in which currently available information indicates that the future is reasonably expected to differ from the past.” Volatility over the expected term of the options is evaluated with consideration given to prior periods that may need to be excluded based on events not likely to recur that had impacted PPL's volatility in those prior periods. Management's expectations for future volatility regarding potential changes to PPL's business model and other economic conditions are reviewed along with the historical data to determine the final volatility assumption.

The volatility assumption for PPL’s 2005 stock option grant was based on a three-year look back, using stock prices changes and volatility from 2004, 2003 and 2002. Although PPL’s stock option grants for 2005 had an expected life of seven years, periods prior to 2002 were eliminated due to a number of factors that caused excessive volatility, including the California electricity supply crisis, which had a significant impact on the electric utility industry and PPL. Elimination of periods prior to 2002 resulted in the significant decrease to PPL’s 2005 volatility. The resulting 2005 assumption of 18.09% was determined to be in line with management’s expectations for PPL’s future stock price and volatility. PPL’s independent, nationally-recognized compensation consultant also reviewed other electric utility stock price volatilities and supported the 2005 assumption for PPL based on a review of its industry peers.

PPL plans to use historical volatility that matches the options’ expected terms so long as the resulting volatility is reasonable after considering other factors as discussed above. For options granted in 2006, PPL has used a four-year look back period (periods prior to 2002 continue to be eliminated). Management believes the resulting 2006 assumption of 19.86% provides additional support to the reasonableness of the 2005 assumption and is consistent with management’s expectations for PPL’s future stock price and volatility.

Note 14. Commitments and Contingent Liabilities - IRS Synthetic Fuels Tax Credits

5.
We note your generation of section 29 tax credits and the contingency relating to the investigation by the U.S. Senate Permanent Subcommittee on Investigations, of the Committee on Governmental Affairs. Please tell us whether the IRS has questioned the validity of section 29 tax credits in any prior examination. If so, please explain the details. If not, please tell us the date of the last examination by the IRS and the tax years closed.

PPL, through its subsidiaries, has interests in two synthetic fuel production facilities: the Somerset facility located in Pennsylvania and the Tyrone facility located in Kentucky. PPL receives tax credits pursuant to Section 29 of the Internal Revenue Code based on the sale of synthetic fuel from these facilities to unaffiliated third-party purchasers.

The IRS completed an audit of the partnership that owns the Somerset facility in October 2004 for tax years ended December 31, 1999, 2000, 2001 and 2002. The IRS examined whether the Somerset facility qualifies for the Section 29 tax credits and did not propose any adjustment to the credits. The IRS made only minor adjustments to the depreciation of certain assets.

The IRS completed an audit of the partnership that owns the Tyrone facility in February 2005 for tax years ended November 30, 2000 and 2001, which are years prior to PPL’s acquisition of an interest in the partnership. The IRS examined whether the Tyrone facility qualifies for the Section 29 tax credits and did not propose any adjustment to the credits. The IRS made only minor adjustments to the depreciation of certain assets.

The IRS concluded its audit of PPL’s consolidated tax returns for tax years 1999, 2000 and 2001 in January 2005. The IRS examining agents’ report did not include any adjustments for Section 29 tax credits. The IRS currently is auditing PPL’s consolidated tax returns for tax years 2002 and 2003. The IRS’s audit plan for those tax years does not indicate that it will examine the Section 29 tax credits for those years.

Note 14. Commitments and Contingent Liabilities - Asbestos

6.
With regard to your pending asbestos related lawsuits, you indicate that you do not expect the resolution of the current lawsuits will have a material adverse effect on your results of operations. A statement that these contingencies are not expected to be material may not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to SFAS 5 and SAB Topic 5:Y. Tell us whether you believe that there are reasonably possible material additional losses with regard to the asbestos lawsuits. Further, tell us what consideration you have given to the detailed disclosure requirements of Interpretive Responses to Questions 2 and 3 of SAB Topic 5:Y. Please revise your disclosure to address our concerns.

As explained in PPL’s disclosure regarding Asbestos in Note 14, certain of PPL’s subsidiaries from time to time have been named as defendants in asbestos-related lawsuits.

One of PPL’s generation subsidiaries owns approximately 15% interests in each of two generation plants that currently are involved in asbestos-related lawsuits. Under the agreement among the owners of these two generation plants, any payments made in connection with these lawsuits are being paid pro rata by the owners, including PPL. Since 2000, PPL has made total payments of less than $50,000 (as of December 31, 2005) in connection with these lawsuits. PPL does not believe that there is a reasonable possibility that it will be subject to any significant exposure with respect to these lawsuits, and PPL has not established any contingent liabilities relating to them.

One of PPL’s energy services subsidiaries currently is named as one of 60 defendants in asbestos-related litigation that, as of March 31, 2006, has included 1,756 separate plaintiff cases. The alleged injuries of the plaintiffs in these cases occurred from potential exposure to asbestos from 1962 to 1977. The plaintiffs have included PPL’s subsidiary as a defendant based on their allegations that they were injured from asbestos-containing materials installed by the subsidiary or that the subsidiary disturbed materials containing asbestos during the subsidiary’s installation of piping. Of these cases against the PPL subsidiary, approximately 1,000 have been dismissed (including on grounds that the subsidiary had subcontracted the work in question or had not performed any work at the locations in question, lack of sufficient evidence that the subsidiary caused the alleged injuries and lack of sufficient medical evidence of the plaintiffs’ injuries) and approximately 80 have been settled for amounts less than $1,500 each. To date, the subsidiary’s insurance providers have managed all of the cases and paid all settlement payments, attorneys’ fees and other costs. In light of the significant number of cases and uncertainties inherent in these types of cases, however, PPL’s subsidiary had a reserve of $350,000 (at December 31, 2005) associated with the resolution of these cases. PPL currently does not believe that there is a reasonable possibility that a loss exceeding this reserve may have been incurred.

PPL believed that it was appropriate to provide general disclosure in Note 14 on the existence of these asbestos-related lawsuits. However, based on its assessment that its financial exposure in these lawsuits is not significant, PPL determined that a more detailed disclosure was not necessary, and that it was appropriate to limit the disclosure to stating that it does not expect the current lawsuits to have a material adverse effect on the company’s results of operations. Prior to the filing of each Form 10-K and Form 10-Q, PPL evaluates whether there is any need to revise the disclosure based on the status of the then-current lawsuits.

In light of the SEC’s comment to this disclosure, PPL revised the asbestos-related disclosure in its recently filed Form 10-Q for the quarter ended March 31, 2006 to read as follows.

There have been increasing litigation claims throughout the U.S. based on exposure to asbestos against companies that manufacture or distribute asbestos products or that have these products on their premises. A PPL generation subsidiary has minority interests in two generation plants that currently are involved in asbestos-related lawsuits, and certain PPL energy services subsidiaries, such as those that have supplied, may have supplied or installed asbestos material in connection with the repair or installation of process piping and heating, ventilating and air conditioning systems, from time to time have been named as defendants in asbestos-related lawsuits. PPL cannot predict the outcome of any of these existing asbestos-related lawsuits or whether additional claims may be asserted against its subsidiaries or such generation plants in the future. PPL believes that all claims under current asbestos-related lawsuits naming its energy services subsidiaries as defendants are covered by insurance. Even in the absence of insurance coverage for the existing lawsuits naming its subsidiaries as defendants or involving such generation plants, PPL does not believe at this time that there is a reasonable possibility that the resolution of these lawsuits will have a material adverse effect on its financial condition or results of operations.

PPL understands that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff’s comments, or changes to disclosures in response to staff’s comments, do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PPL believes that the foregoing responds adequately to your comments. If you have any questions or need further clarification, please call me at (610) 774-2426.

Sincerely,

/s/ Paul A. Farr
Paul A. Farr
Senior Vice President-Financial
PPL Corporation